Scythian Biosciences Corp. Announces Progression of Global Expansion Efforts with
Letter of Intent to Acquire MMJ Colombia Partners Inc.

– Closing of the Acquisition will strengthen Scythian’s Latin American platform with three Colombian cannabis licences including for cultivation of CBD, THC and extraction of cannabis derivatives –

– Colombian native Mr. Alejandro Urdaneta Santos, an avid entrepreneur with more than 45 years of industrial experience, represents MMJ Colombia’s management and will lead the development of 35 acres of land to be used for the cultivation of cannabis –

Toronto, ON – April 9, 2018 – Scythian Biosciences Corp. (the “Company” or “Scythian”) (TSXV:SCYB) (Frankfurt:9SB) (OTC – Nasdaq Intl:SCCYF) is pleased to announce it has signed a binding letter of intent (“LOI”) to acquire MMJ Colombia Partners Inc. (“MMJ Colombia”) pursuant to the terms of a definitive agreement to be negotiated between the parties (the “Acquisition”). The Acquisition will result in Scythian becoming the 100% shareholder of MMJ Colombia, an Ontario company that is expected to finalize the purchase of 90% of the issued and outstanding shares of Colombia-based ColCanna SAS (“ColCanna”) prior to the completion of the Acquisition. The Acquisition is conditional upon the completion of MMJ Colombia’s acquisition of ColCanna and ColCanna’s receipt of the final Colombian licenses for the cultivation, production, research and export of medical cannabis CBD and THC extracts (the “Licenses”).

ColCanna is the first medical cannabis producer in the Colombian coffee zone to receive pending licenses to cultivate, produce, research, and export medical cannabis CBD and THC extracts. It is a government-backed operation with 35 acres of available land in Chinchina, Caldas, Colombia, all of which is expected to be developed and used for the cultivation of cannabis. Located in a temperate climate that supports four harvests a year, the first of which is expected in late 2018, this area is ideal for year-round cultivation without the need for artificial climate control. Currently, ColCanna is in the process of constructing over 500,000 square feet of total greenhouse production space and is planning to build its laboratory for the fabrication of cannabis extracts in a warehouse located in Pereira. Following construction, ColCanna anticipates that these facilities will be capable of producing over 2,600,000 ml of medicinal oil per year.

“Scythian is proud and privileged to be partnered with Mr. Alejandro Urdaneta Santos to become the first cannabis cultivator in one of the most famous, fertile and temperate climates on Earth,” said Scythian CEO, Jonathan Gilbert. “With a climate that allows four harvests a year, we can now expand our production, research and retail of the highest quality cannabis products in Colombia and the world.”

In accordance with the terms of the LOI, Scythian and MMJ Colombia will negotiate and enter into a binding definitive agreement governing the Acquisition. As consideration for the Acquisition, Scythian will:

●	advance US$1,200,000 of the purchase price in cash upon receipt by ColCanna of the final cannabis licenses;

●	issue on the closing date CDN$32,000,000 of common shares in the capital of Scythian (the “Common Shares”) at an issue price equal to the volume weighted average price of the Common Shares over the 20 trading days prior to the closing date of the Acquisition, provided that no less than 1,570,000 Common Shares will be issued as share consideration;

●	issue on the closing date US$5,000,000 of non-interest bearing, unsecured promissory notes for the following principal amounts due on the following dates:

o	US$2,000,000, due on June 30, 2018;
o	US$2,000,000, due on September 30, 2018;
o	US$500,000, due on December 30, 2018; and
o	US$500,000, due on March 19, 2019.

The promissory notes may be repaid by way of cash or Common Shares at the option of Scythian.

Scythian’s Board of Directors has engaged Clarus Securities Inc. to provide an opinion (the “Fairness Opinion”) on the fairness of the Acquisition, from a financial point of view, to the shareholders of Scythian.

The Acquisition is subject to regulatory approval by the TSX Venture Exchange (“TSXV”).

About Scythian Biosciences Corp.

Scythian is a research and development company committed to advancing prevention and treatment efforts for concussion and traumatic brain injury with its proprietary cannabinoid-based combination drug therapy.

Scythian’s mission is to be the first accepted drug regimen for the treatment of concussion. Scythian is partnered with the University of Miami and its neuroscientific team to conduct pre-clinical and clinical trials of its drug regimen. Through the Company’s collaborative efforts with the university, Scythian has access to the university’s extensive network of experts in the fields of traumatic brain injury and concussion. These connections provide Scythian with the ability to conduct its clinical studies at world-class facilities by widely recognized medical professionals.

Scythian has initiated its international expansion by launching additional cannabis-related activities across the globe. These significant endeavours complement the Company’s research and development efforts to enhance the many medical applications of cannabis.

Scythian is evaluating several strategic initiatives and pursuing partnerships with local cultivators, pharmaceutical import and distribution entities and universities in North America, South America, the Caribbean and beyond. This comprehensive approach positions Scythian as a potential global frontrunner in the research and development of medical cannabis.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Scythian Biosciences Corp.

Jonathan Gilbert, CEO

Phone: (212) 729-9208

Email: info@scythianbio.com

For media inquiries, please contact:

David Schull or Nic Johnson

Russo Partners

(858) 717-2310

david.schull@russopartnersllc.com

nic.johnson@russopartnersllc.com

Cautionary Statements

This press release contains certain forward-looking information and statements (“forward-looking information”) within the meaning of applicable Canadian securities legislation, that are not based on historical fact, including without limitation, statements containing the words “believes”, “anticipates”, “plans”, “intends”, “will”, “should”, “expects”, “continue”, “estimate”, “forecasts” and other similar expressions. Such forward-looking information includes information relating to the Company’s proposed acquisition of MMJ Colombia, MMJ Colombia’s acquisition of ColCanna, ColCanna’s final receipt of the Licenses, ColCanna’s land development and production expansion plans, the expected frequency of cannabis harvests in Colombia, the anticipated value of the Common Shares to be issued as consideration for the Acquisition and anticipated regulatory approvals.

Readers are cautioned to not place undue reliance on forward-looking information. Forward-looking information is subject to a number of risks and uncertainties that may cause actual results or events to differ materially from those contemplated in the forward-looking information, and even if such actual results or events are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Such risks and uncertainties include, among other things: the risk that a regulatory approval that may be required for the proposed acquisition is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to the completion of the Acquisition may not be satisfied; the risk that the businesses of MMJ Colombia and ColCanna are not integrated successfully; construction delays and costs overruns; and potential future competition in the Colombian medical cannabis market.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those contained in the forward-looking information, there can be other factors that cause results or events to not be as anticipated, estimated or intended, including, but not limited to: the Company’s ability to comply with all applicable governmental regulations in a highly regulated business; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under US federal laws; changes in laws; limited operating history; reliance on management; requirements for additional financing; competition; inconsistent public opinion and perception regarding the medical-use and adult-use marijuana industry and; regulatory or political change. Additional risk factors can also be found in the Company’s annual information form filed on SEDAR and available at www.sedar.com.

The forward-looking information contained in this press release are expressly qualified by this cautionary statement and are made as of the date hereof. The Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.